           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 6.


                                    FORM 6-K
                                    ---------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                            Report of Foreign Issuer

             Pursuant to Rule 13a - 16 or 15d - 16 of the Securities
                              Exchange Act of 1934

                          For the month of January 2002


                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
                 -----------------------------------------------
                 (Translation of Registrant's Name into English)

                                 EDIFICIO CANTV
                               AVENIDA LIBERTADOR
                               CARACAS, VENEZUELA
                               ------------------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X                Form 40-F___
                              ---

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

                    Yes ___                    No  X
                                                  ---

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _______________

     This report consists of a press release issued by Compania Anonima Nacional Telefonos de Venezuela ("CANTV") on December 14, 2001 announcing the results of its extraordinary shareholder meeting held on December 13, 200l.

[LOGO OF CANTV]

FOR IMMEDIATE RELEASE
---------------------

Contacts:
Armando Yanes
CANTV
01l-58-212-500-4739

Paul Caminiti/Hugh Burns/Jonathan Gasthalter
Citigate Sard Verbinnen
(212) 687-8080


                   CANTV SHAREHOLDERS APPROVE EMPLOYEE TRUSTS'
                           PURCHASE OF CLASS C SHARES

       Board Approves Annual Dividend Guidelines of 50% of Free Cash Flow
                        Available to Equity Shareholders

     Caracas, Venezuela and New York, New York - December 14, 2001- Compania Anonima Nacional Telefonos de Venezuela (CANTV) (Caracas: TDV; NYSE: VNT) today announced the results of its extraordinary shareholder meeting held on December 13, 200l. At the meeting, shareholders approved management's proposal, announced on October 15, 2001, to allow two trusts to purchase shares from Class C shareholders (comprised principally of employees, retirees and ex-employees) at the same price per share and subject to the same proration factor applicable to the shareholders and ADS holders who tendered into the Company's recently completed tender offer. In the tender offer, which was completed on November
23, 2001, the Company repurchased the equivalent of 19,843,658 American Depositary Shares (ADSs) of CANTV, or approximately 21.5% of the shares and ADSs tendered, for U.S. $30.00 per ADS, representing an aggregate repurchase of 15% of CANTV's then outstanding shares.

     The employee trusts will purchase shares from Class C shareholders from December 17, 2001 until January 18, 2002. One of these trusts, the "Value Fund," will be used to fund an employee stock purchase plan, and the other, the "Benefit Fund," will be used to reward outstanding performance in the form of bonuses and variable compensation.

     Gustavo Roosen, President and Chief Executive Officer of CANTV, said, "We believe that these funds will help to further link the interests of employees with those of the Company and its shareholders as we continue to enhance shareholder value, while at the same time providing increased value to the Class C shareholders, who currently own approximately 10.5% of the Company's equity."

     The Company also announced that the Board of Directors has approved new dividend guidelines, which call for 50% of free cash flow available to equity shareholders from the prior year to be paid to shareholders in the subsequent year in quarterly installments. Free cash flow available to equity shareholders is defined as cash from operations after capital expenditures from the audited financial statements for the previous year of the Company net of anticipated debt amortization payments and interest expense for the year in which the dividend is to be paid. The total annual dividend payment, which is subject to Board review annually, would be declared and paid in Bolivares (ADS holders would receive payment in U.S. dollars at the exchange rate on the payment date) and would be recommended by the Board of Directors each year and submitted for approval at the annual shareholders' meeting as required by Venezuelan law. Because CANTV's shareholders have previously approved an extraordinary dividend in the amount of 236 Bolivares per share to be paid on March l8, 2002, ordinary dividends to be proposed for 2002 will reflect only the incremental amount required to be paid in order to satisfy CANTV's new dividend guidelines. The Company expects this incremental amount to be approximately U.S. $40 million.

     Armando Yanes, Chief Financial Officer of CANTV, said, "While CANTV has returned in excess of U.S. $1.8 billion to shareholders in the form of ordinary and extraordinary dividends and share repurchases since going public in November 1996, investors have indicated that they desire an ordinary dividend established by clear and more predictable guidelines. We believe that our new guidelines accomplish this objective and are consistent with CANTV's longstanding commitment to create shareholder value, while maintaining our strong balance sheet."

     CANTV intends to release fourth quarter 2001 and preliminary full-year results on February 8, 2002 along with earnings guidance for the full-year 2002.

IMPORTANT INFORMATION

     This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company's various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

About CANTV

CANTV is a full service telecommunications provider in Venezuela with 2.6 million access lines in service, 2.1 million cellular subscribers and 330,000 Internet users as of September 30, 200l. The Company's principal strategic shareholder is VenWorld Telecom, C.A., a consortium comprised primarily of affiliates of Verizon Communications Inc. and Telefonica S.A., which holds 32.95% of the outstanding capital stock of CANTV.

                                       ###

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               COMPANIA ANONIMA NACIONAL
                                               TELEFONOS DE VENEZUELA, (CANTV)


                                               By: /s/ ARMANDO YANES
                                                   ----------------------------
                                                       Armando Yanes
                                                       Chief Financial Officer

Date: January 23, 2002